                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 2     )

                  Morgan Stanley Russia & New Europe Fund Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    616911103
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.         616911103           13G                    Page  2 of  9 Pages

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      1      NAME OF REPORTING PERSONS
             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                    Morgan Stanley Group Inc.
                    IRS # 13-283-8891
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION
                    The state of organization is Delaware.
--------------------------------------------------------------------------------
  NUMBER OF                    5    SOLE VOTING POWER
   SHARES                                         0
  BENEFICIALLY                 -------------------------------------------------
  OWNED BY                     6    SHARED VOTING POWER
    EACH                                    699,522 **
  REPORTING                    -------------------------------------------------
  PERSON WITH                  7    SOLE DISPOSITIVE POWER
                                                  0
                               -------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                            822,022 **
--------------------------------------------------------------------------------
      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     822,022 **
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       16.42% **
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*
                    IA, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

                    ** AS OF 12/31/96

CUSIP No. 616911103                   13G                      Page 3 of 9 Pages

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      1      NAME OF REPORTING PERSONS
             S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                Bank Morgan Stanley A.G.
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      CITIZENSHIP OR PLACE OF ORGANIZATION
                Organized under the Laws of Switzerland.
--------------------------------------------------------------------------------
  NUMBER OF                5    SOLE VOTING POWER
   SHARES                                      0
  BENEFICIALLY             -----------------------------------------------------
  OWNED BY                 6    SHARED VOTING POWER
    EACH                                 277,030 **
  REPORTING                -----------------------------------------------------
  PERSON WITH              7    SOLE DISPOSITIVE POWER
                                               0
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                         277,030 **
--------------------------------------------------------------------------------
      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 277,030 **
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    5.54% **
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*
                IA, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

                    ** AS OF 12/31/96

CUSIP No.     616911103               13G                      Page 4 of 9 Pages

Item 1 (a)                  Name of Issuer

                            Morgan Stanley Russia & New Europe Fund Inc.

Item 1 (b)                  Address of issuer's principal executive offices

                            1221 Avenue of the Americas
                            New York, New York 10020

Item 2 (a)                  Name of person filing

                        (a) Morgan Stanley Group Inc.

                        (b) Bank Morgan Stanley A.G.

Item 2 (b)                  Principal business office

                        (a) 1585 Broadway
                            New York, New York 10036

                        (b) Bahnhofstrasse 92/3rd Floor
                            CH-8023 Zurich/Switzerland

Item 2 (c)                  Citizenship

                            Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2 (d)                  Title of class of Securities

                            Common Stock

Item 2 (e)                  Cusip No.

                            616911103

Item 3                  (a) Morgan Stanley Group Inc. is (e) an Investment
                            Adviser registered under section 203 of the Investment Advisers Act of 1940.

                        (b) Bank Morgan Stanley A.G. is a corporation that is a
                            fully licensed bank under the laws of Switzerland, and is engaged in, among other things, the management of accounts on a discretionary basis for its clients. Bank Morgan Stanley A.G. is filing this statement pursuant to Rules 13d-1(b) and 13d-2(b), relying on such rules and using Schedule 13G in accordance with no-action assurances from the Division of Corporate Finance, Office of Tender Offers.

Item 4                      Ownership

                            Incorporated by reference to Items (5) - (9) and
                            (11) of the cover page pertaining to each reporting person.

CUSIP No. 616911103                   13G                      Page 5 of 9 Pages


Item 5               Ownership of 5 Percent or Less of a Class

                     Inapplicable

Item 6               Ownership of More than 5 Percent on Behalf of Another
                     Person

                     Accounts managed on a discretionary basis by wholly-owned subsidiaries Morgan Stanley Group Inc., including Bank Morgan Stanley AG, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                     Inapplicable

Item 8               Identification and Classification of Members of the Group

                     Inapplicable

Item 9               Notice of Dissolution of Group

                     Inapplicable

Item 10              Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 616911103                   13G                      Page 6 of 9 Pages


                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Date:              May 14, 1997

           Signature:        /s/ Bruce Bromberg

           Name / Title:      Bruce Bromberg / Counsel Morgan Stanley & Co.
                              Incorporated
                              BANK MORGAN STANLEY A.G.

           Date:              May 14, 1997

           Signature:         /s/ Bruce Bromberg

           Name / Title:      Bruce Bromberg / Counsel Morgan Stanley & Co.
                              Incorporated
                              MORGAN  STANLEY  GROUP  INC.

                              INDEX  TO  EXHIBITS                                      PAGE
                              -------------------                                      ----
            EXHIBIT  1        Agreement to Make a Joint Filing                           7


            EXHIBIT  2        Secretary's Certificate Authorizing Bruce Bromberg         8
                              to Sign on behalf of Morgan Stanley Group Inc.

            EXHIBIT  3        Power of Attorney authorizing Bruce Bromberg to sign
                              on behalf of Bank Morgan Stanley AG.                       9